Exhibit 99.1

>	NICE Systems Limited	>	T	972 9 775 3777	F	972 9 743 4282	>	Insight from InteractionsTM
	8 Hapnina Street POB 690		E	info@nice.com
Ra’anana 43107 Israel

West Telemarketing Corporation Selects NICE Perform

November 2, 2007, Rutherford, New Jersey, Office, NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, has announced their NICE Perform system was chosen by West Corporation, a leading provider of outsourced communication solutions, to help standardize the West Corporation enterprise. NICE Perform is a part of the NICE SmartCenter family of solutions. Selected West contact centers will use NICE’s next generation VoIP Recording Gateway (VRG) for a centralized and more cost-effective recording solution.

“We are excited about expanding our partnership with NICE and implementing NICE Perform as our company standard,” said Ken Marr, Senior Vice President at West Telemarketing. “The NICE solution will drive higher quality in the contact center and enable us to provide our clients with a better understanding of their customers’ needs. NICE Perform will help us cut costs by centralizing the administration of our business applications and technology.”

NICE’s VRG is a unique VoIP gateway technology that addresses the latest trends and needs in VoIP environments. Organizations are faced with changing business needs and new regulations that require them to record customer interactions in remote locations and branches. This constitutes a major challenge for conventional recording systems, where the VRG makes this task highly efficient and cost effective.

“We appreciate the confidence West has demonstrated by selecting NICE to replace its existing solution,” said Eran Gorev, President and CEO, NICE Systems Inc. “The selection of NICE Perform as West’s enterprise standard is further evidence that NICE is the premier choice for improving performance at the agent, contact center and enterprise level.”

About West Corporation
West Corporation is a leading provider of outsourced communication solutions to many of the world’s largest companies, organizations and government agencies. West helps its clients communicate effectively, maximize the value of their customer relationships and drive greater profitability from every interaction. The Company’s integrated suite of customized solutions includes customer acquisition, customer care, automated customer contact solutions, emergency communications, conferencing and accounts receivable management services. Founded in 1986 and headquartered in Omaha, Nebraska, West has a team of 37,000 employees based in North America, Europe and Asia. For more information, please visit www.west.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions™ solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com

Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: Insight from Interactions™, 360° View™, Executive Connect®, Executive Insight™*, Freedom®, Investigator®, Mirra®, Universe®, My Universe™, NICE®, NiceCall®, NiceCall Focus™, NiceCLS™, NICE Learning™, eNiceLink™, NiceLog®, Playback Organizer™, Renaissance®, ScreenSense™, NiceScreen™, NICE SmartCenter™, NICE Storage Center™, NiceTrack™, NiceUniverse®, NiceVision®, NiceVision Analytics™, NiceVision ControlCenter™, NiceVision Digital™, NiceVision Harmony™, NiceVision Mobile™, NiceVision Net™, NiceVision Pro™, NiceVision NVSAT™, NiceVision Alto™, Scenario Replay™, Tienna®, Wordnet®, NICE Perform®, NICE Inform™, NICE Analyzer™, Last Message Replay™, NiceUniverse Compact™, Customer Feedback™, Interaction Capture Unit™, Dispatcher Assessment™, Encoder™, Freedom Connect®, FAST®, FAST Alpha Silver™, FAST Alpha Blue™ and Alpha®, Emvolve Performance Manager™, Performix Technologies™, IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.